August 21, 2023

Christina DiAngelo Fettig

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Johnson Mutual Funds; File Nos. 333-273154

Dear Ms. DiAngelo Fettig:

On July 6, 2023, Johnson Mutual Funds Trust (the “Trust” or “Registrant”) filed a Registration Statement under Form N-14 (the “Registration Statement”) pursuant to the Securities Act of 1933 (the “Securities Act”) on behalf of Johnson Fixed Income Fund (the “Fund”).

The Trust has further revised the disclosure in the Registration Statement in response to comments given by you via telephone to Andrew Davalla on August 17, 2023. Those comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

Comment 1. Please update the capitalization table to provide information as of July 31, 2023.

Response: The requested revision has been made. Please see the attached marked changes in the N-14 attached hereto.

Comment 2. With respect to the Pro Forma adjustments, please only delete “Shares” from the description.

Response: The requested revisions has been made.

Comment 3. Please provide a narrative explaining a reason for the adjustments.

Response: The following disclosure has been added:

Shareholders of the Target Fund who have a minimum account balance of $1,000,000 will receive Class I shares of the Survivor Fund. All other shareholders of the Target Fund will receive Class S shares of the Survivor Fund.

Comment 4. Please ensure that the reference to “consolidated” financials in the auditor consent is deleted.

Response: The requested deletion will made in the subsequent consent.

Comment 5. Please disclose that Class S is a newly created share class of the Fund. Additionally, there is a difference between classes S and I of the Acquiring Fund. Please highlight the difference in these share classes, for example, in a separate Question and Answer.

Response: The following disclosure has been added:

Q. What are the differences between Class S shares and Class I shares of the Acquiring Fund?

A. Class S shares of the Acquiring Fund will have an total operating expense ratio (after waiver) of 0.50% which includes a 0.25% shareholder servicing fee. Class I shares of the Acquiring Fund have a total operating expense ratio (after waiver) of 0.25%. Class I shares of the Acquiring Fund are available to shareholders with a minimum investment of $1,000,000.

Comment 6. On page 6, in addition to the fee table, please add a narrative disclosure that explains that Class S is newly created in connection with the merger.

Response: Class S shares have been created in connection with the Reorganization. The following disclosure has been added:

Class S shares are a newly-created share class of the Survivor Fund.

Comment 7. On page 6 the hypothetical expense example needs one more line in the table for the Survivor Fund splitting out the Class S and I shares (e.g. Survivor Fund S and Survivor Fund I each need their own line).

Response: The requested revision has been made.

Comment 8. On page 11, the top paragraph which describes exclusions from the Management Agreement is different from what is included in the financial statements. Specifically, the financial statements state the acquired fund fees and expenses are excluded. Please disclose acquired fund fees are also excluded as needed through the N-14.

Response: The Adviser pays all operating expenses of the Funds. As acquired fund fees and expenses are not operating expenses, they are not paid for by the Adviser. Accordingly, the disclosure has been revised as follows:

Under the terms of the Management Agreement, the Adviser manages each Fund's investments subject to approval of the Board of Trustees and pays all of the operating expenses of the Funds except brokerage fees and commissions, taxes, interest, and extraordinary expenses

Comment 9. On page 15, please disclose that Class S is a newly created class of the Acquired Fund.

Response: Disclosure has been added that Class S shares have been newly-created.

Comment 10. On page 15, please explain the adjustments being made to capitalization table.

Response: Please see response to Comment #3 above.

Comment 11. On page 15, please explain what the new class NAV will be. It currently appears like all I-Class NAV.

Response: The Registrant expects to set the initial NAV of the new share class at the NAV of the Class I shares. The following disclosure has been added:

The initial NAV per share of the Class S shares will be set at the NAV per share of the Class I shares of the Survivor Fund.

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If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla
Andrew Davalla

cc: JoAnn M. Strasser